August 26, 2024

Louis Luo
Chief Executive Officer
Color Star Technology Co., Ltd.
80 Broad Street, 5th Floor
New York, NY 10005

       Re: Color Star Technology Co., Ltd.
           Registration Statement on Form F-3
           Filed August 20, 2024
           File No. 333-281668
Dear Louis Luo:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Joan Wu